ACK Chocolate Industries LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Discount Income	-1.80
Sales	272,532.44
Square Income	1,027.84
Total Income	**$273,558.48**
Cost of Goods Sold	
Cost of Goods Sold	26,560.78
Shipping	5,022.22
Total Cost of Goods Sold	**$31,583.00**
GROSS PROFIT	**$241,975.48**
Expenses	
Advertising & Marketing	1,219.57
Bank Charges & Fees	1,188.26
Car & Truck	
Parking	2.00
Total Car & Truck	**2.00**
Casual Labor	18,390.16
Continuing Education	250.00
Insurance	1,754.00
Legal & Professional Services	8,680.66
Office Supplies & Software	1,795.52
Packaging Materials	17,943.33
Payroll Expenses	
Taxes	8,310.09
Wages	90,000.00
Total Payroll Expenses	**98,310.09**
Rent & Lease	29,663.42
Repairs & Maintenance	441.57
Small Equipment	1,581.56
Square Fees	35.15
Supplies	5,337.05
Taxes & Licenses	2,710.82
DC Taxes	4,357.27
Total Taxes & Licenses	**7,068.09**
Telephone and Communications	2,498.52
Travel	4,275.10
Total Expenses	**$200,434.05**
NET OPERATING INCOME	**$41,541.43**
Other Expenses	
Amortization	186.00

ACK Chocolate Industries LLC

Profit and Loss

January - December 2022

	TOTAL
Depreciation	7,824.00
Total Other Expenses	**$8,010.00**
NET OTHER INCOME	**$ -8,010.00**
NET INCOME	**$33,531.43**

ACK Chocolate Industries LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ACKBusiness	13,199.77
BOFA Business Advance	1,326.80
M&T BUSINESS	4,293.16
Petty Cash	0.00
Total Bank Accounts	**$18,819.73**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due To/From RK Chocolate	28,788.26
Inventory	5,587.59
Inventory Asset	0.00
Payroll Corrections	0.00
Payroll Refunds	3.30
Security Deposit	2,100.00
Undeposited Funds-1	0.00
Total Other Current Assets	**$36,479.15**
Total Current Assets	**$55,298.88**
Fixed Assets	
Accumulated Depreciation	-48,186.00
Furniture & Fixtures	9,990.20
Machinery & Equipment	35,798.56
New Store - Improvements	74,077.07
Total Fixed Assets	**$71,679.83**
Other Assets	
Accumulated Amortization	-454.67
Loan Origination Cost	1,240.00
Loan Receivable	0.00
Total Other Assets	**$785.33**
TOTAL ASSETS	**$127,764.04**

ACK Chocolate Industries LLC

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
ACK MC Business Line of Credit	10,087.51
Total Credit Cards	**$10,087.51**
Other Current Liabilities	
Direct Deposit Payable	0.00
District of Columbia Treasurer Payable	-2,620.83
Maryland Department of Revenue Payable	-42.68
Out Of Scope Agency Payable	5.94
Payroll Liabilities	
401(k) Catch-Up	500.00
DC Paid Family Leave	26.00
DC Unemployment Tax	0.00
Federal Taxes (941/944)	1,285.00
Federal Unemployment (940)	84.00
MD Income Tax	241.16
Total Payroll Liabilities	**2,136.16**
Sales Tax Payable	0.00
Tips	0.00
Total Other Current Liabilities	**$ -521.41**
Total Current Liabilities	**$9,566.10**
Long-Term Liabilities	
EID LOAN	23,208.81
LOAN	38,117.17
Paycheck Protection Program	0.00
Total Long-Term Liabilities	**$61,325.98**
Total Liabilities	**$70,892.08**
Equity	
Partner Contributions	31,131.05
Partner Distribution	-33,799.76
Retained Earnings	26,009.24
Net Income	33,531.43
Total Equity	**$56,871.96**
TOTAL LIABILITIES AND EQUITY	**$127,764.04**

ACK Chocolate Industries LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	33,531.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due To/From RK Chocolate	-28,788.26
Inventory	-87.59
Payroll Corrections	0.00
Payroll Refunds	-3.30
Accumulated Depreciation	7,824.00
Accumulated Amortization	186.00
ACK MC Business Line of Credit	8,711.67
Direct Deposit Payable	0.00
District of Columbia Treasurer Payable	-7,720.30
Maryland Department of Revenue Payable	-339.71
Payroll Liabilities:401(k) Catch-Up	500.00
Payroll Liabilities:DC Paid Family Leave	26.00
Payroll Liabilities:DC Unemployment Tax	0.00
Payroll Liabilities:Federal Taxes (941/944)	-33,258.20
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:MD Income Tax	-3,527.64
Tips	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-56,477.33**
Net cash provided by operating activities	**$ -22,945.90**
INVESTING ACTIVITIES	
Loan Receivable	7,951.76
Net cash provided by investing activities	**$7,951.76**
FINANCING ACTIVITIES	
EID LOAN	0.00
LOAN	-18,771.69
Partner Contributions	31,131.05
Partner Distribution	-33,799.76
Net cash provided by financing activities	**$ -21,440.40**
NET CASH INCREASE FOR PERIOD	**$ -36,434.54**
Cash at beginning of period	55,254.27
CASH AT END OF PERIOD	**$18,819.73**